Exhibit 99.2

[LOGO] ZARLINK                                                     NEWS RELEASE
       SEMICONDUCTOR
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Zarlink Addresses Dissident Group Claims

o Zarlink urges shareholders to support company's Board of Directors and VOTE the YELLOW proxy card today

OTTAWA, CANADA, July 14, 2008 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued a response to a press release issued on July 14th by Scott Leckie, Daniel Owen and David Banks ("the Leckie Group" or "the dissidents").

In response to the letter sent to the Company Chairman referred to in that press release, Zarlink advises that:

o     The dissidents fail to offer any clear vision or strategy of their own;

o The three Management nominees proposed by the dissidents - Adam Chowaniec, Hubert Lacroix and Spencer Lanthier - have never been asked and have never consented to serve on the dissident slate of nominees, yet they continue to be named in the misleading proxy material issued by the Leckie Group;

o The three management directors have consistently advised that there is nothing in the dissident material that suggests the dissidents have a plan or strategy for the Company moving forward. The three management nominees have advised the Company and the dissidents that they will not entrust their own reputation and integrity to a course of action that would immediately put Zarlink "on hold" while the dissident board seeks to develop an understanding of the business and create a strategic plan;

o The current Zarlink Board provides shareholders with effective corporate governance that is in compliance with both Canadian and United States governance requirements and the Company consistently gets very high ratings on its corporate governance from proxy advisory firms and other governance monitoring organizations.

Ensuring shareholders are informed

In response to the dissident's claims of obstruction, to Zarlink's knowledge the Leckie Group has received all information they are entitled to under the Canada Business

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Corporations Act and applicable securities legislation within the prescribed time periods. Zarlink's Board of Directors strongly objects to any inference that it is attempting to frustrate the right of shareholders to put forward an alternative to the existing board.

Zarlink shareholders are encouraged to seek further information regarding the position of the Company's Board and Directors and Management by referring to the Letter to Shareholders that was mailed last week. This Letter to Shareholders, along with further Company information, is available at www.zarlink.com.

Important shareholder voting instructions

The Zarlink proxy to vote is YELLOW. Your vote is important, regardless of how many shares you own. Voting is a very quick and easy process. To be effective completed YELLOW proxies must be received by 10:30 a.m. on July 21, 2008. Due to the limited time available we recommend voting by Internet, telephone or facsimile today or at least 24 hours in advance of the proxy cut-off. If you have already voted using the dissident proxy you have every right to change your vote as it is the later dated proxy that will be counted.

We urge you to carefully consider the ramifications of your vote and to submit your YELLOW proxy today FOR the election of the slate of director nominees set out in the Zarlink Management Proxy Circular. Please discard any proxy or related materials you may receive from the Dissidents and vote using only the YELLOW form of proxy. For ease of voting, Zarlink shareholders are encouraged to vote using the Internet and entering their YELLOW control number. Please visit www.zarlink.com for additional information.

Shareholders with questions or needing assistance in voting their YELLOW proxy are encouraged to call Zarlink's proxy solicitation agent, Georgeson (North American toll-free, 1-866-717-8088).

About Zarlink Semiconductor

For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data

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networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com
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